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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2015

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Emirates Flight Training Academy signs order for up to 10 Phenom 100E jets

São José dos Campos, Brazil, November 4, 2015 - Embraer Executive Jets announced today that Emirates Flight Training Academy signed a firm order for five Phenom 100E business jets, plus options for five more aircraft. Deliveries are scheduled to begin in 2017.

“Emirates’ dedicated flight training center offers one of the industry’s most innovative and advanced airline pilot training programs,” said Marco Tulio Pellegrini, President & CEO, Embraer Executive Jets.  “We are pleased to be one of Emirates' key partners by providing them the jet training aircraft adopted to fulfill their future demand for highly skilled professional airline pilots.”

The Phenom 100E features the most advanced technologies for the present and future needs of flight training academies. Based on Embraer’s 45-plus years of experience in commercial aviation, the Phenom 100E was designed for high utilization and offers an integrated state-of-the-art cockpit, docile flying characteristics, and low maintenance and operating costs, making it the ideal airplane for pilot jet training. The Phenom 100E is already serving flight schools in the U.S., Finland and Australia.

Adel Al Redha, Emirates’ Executive Vice President and Chief Operations Officer, said: “Industry forecasts show growth in the need of pilots, particularly over the next few years. The Middle East and the Gulf region will have the highest demand for pilots to support its expansion and introduction of new aircraft. The Emirates Flight Training Academy is our investment and response to this pressing need. The academy will offer training programs using the latest available technology and advanced aircraft. Our decision to purchase these new aircraft for training underscores our commitment to equip the Academy, as well as the aviation industry, with the infrastructure needed to produce a highly-skilled pilot workforce. While the biggest beneficiary of this program is Emirates, it’s our plan to offer the program to external candidates around the world.”

Emirates is one of the fastest-growing airlines in the world, operating a modern fleet of over 240 wide-bodied aircraft across a global network of more than 145 destinations in six continents. To operate its constantly expanding fleet, Emirates recruits candidates for pilot jobs from around the world to work alongside a multicultural team of more than 160 nationalities.

As part of the signing ceremony celebration, one Phenom 100E in the Emirates Flight Training Academy’s livery will be on static display at the Dubai Airshow from November 8-12, 2015.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos saulo.passos@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	press@embraer.com.br Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

About the Emirates Flight Training Academy

In 2003, Emirates, the world’s largest international airline, announced plans to launch the Emirates Flight Training Academy to help address the industry’s growing need for trained pilots in conjunction with the continued growth of commercial aviation.

The Emirates Flight Training Academy is currently under construction at Al Maktoum International-Dubai World Central. Once completed, the Academy will be able to accommodate up to 500 cadet pilots at a time.

The facility will include ground school classrooms, ab initio flight training, ground-based simulators, a specialized runway, maintenance center, housing accommodations for men and women, a gym, football pitch, tennis courts and a mosque. The first phase of construction – which includes the ground training facility and runway – is expected to be completed in 2016, with the remainder of the facility due to open shortly after.

About the Phenom 100E

The Phenom 100E has a four-occupant range of 1,178 nautical miles (2,182 km), with NBAA IFR reserves. With a high-speed cruise of 390 knots, the Phenom 100E is one of the fastest jets in its class, with operating costs comparable to that of leading turboprop aircraft. The Phenom 100E also features multi-function spoilers, and the aircraft is capable of flying at 41,000 feet (12,500 m), powered by two Pratt & Whitney Canada PW617F-E engines with 1,695 pounds of thrust each.

About Embraer Executive Jets

Embraer is one of the world’s leading executive jet manufacturers, having entered the business aviation market in 2000 with the Legacy jet, which led to the launch of Embraer Executive Jets in 2005. Its portfolio, the broadest in the market, consists of the entry-level Phenom 100E and the light Phenom 300 jet, the midsize Legacy 500 and the mid-light Legacy 450, the super-midsize Legacy 600 and the large Legacy 650, and the ultra-large Lineage 1000E. Completing  10 years in the market, Embraer Executive Jets’ global fleet exceeds 900 aircraft, which are in operation in more than 60 countries and are supported by the Company’s global Customer Support and Services network of 76 owned and authorized service centers, complemented by a 24/7 Contact Center, at its headquarters, in Brazil.

For more information, please visit www.embraerexecutivejets.com.

Follow us on Twitter: @Embraer

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos saulo.passos@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	press@embraer.com.br Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 130 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after-sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. These projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that relate to, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos saulo.passos@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	press@embraer.com.br Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2015

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer